

Mail Stop 4631

June 11, 2018

Via E-Mail
Mr. Mark R. Stone
Chief Executive Officer
Gores Holdings III, Inc.
9800 Wilshire Boulevard
Beverly Hills, CA 90212

> **Re:** **Gores Holdings III, Inc.**
> **Amendment 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2018**
> **CIK No. 0001720821**

Dear Mr. Stone:

We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision.

Note 6 – Subsequent Events, page F-13

2. Please revise your disclosure to indicate the date through which subsequent events
    were evaluated. Refer to ASC 855-10-50-1a.

    You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John
Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about
comments on the financial statements and related matters. You may contact Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at
(202) 551-3754 if you have any other questions.

                                            Sincerely,

                                            /s/ Asia Timmons-Pierce, *for*

                                            Amanda Ravitz
                                            Assistant Director
                                            Office of Manufacturing
                                            and Construction

cc: Via E-mail
        Heather L. Emmel, Esq.
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153